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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[    ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 1-3551

EQUITABLE RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN

(Full title of the Plan and address of the Plan,
if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

One Oxford Centre, Suite 3300
Pittsburgh, Pennsylvania 15219

(Name of issuer of the securities held pursuant to the
plan and the address of principal executive office)

EQUITABLE RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

Page Reference
Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002, 2001 and 2000	3
Notes to Financial Statements	4 - 6
Signature	7
Exhibit
23. Consent of Independent Auditors

REPORT OF INDEPENDENT AUDITORS

Administrative Committee
Equitable Resources, Inc. Employee Stock Purchase Plan

        We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP Ernst & Young LLP
Pittsburgh, Pennsylvania February 27, 2003

EQUITABLE RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
Investment in Equitable Resources, Inc. Common Stock, at fair value (98,918 and 97,895 shares at $35.04 and $34.06 per share in 2002 and 2001, respectively)	$3,466,073	$3,334,548
Contribution receivable—employee	88,075	56,703
Contribution receivable—employer	11,063	5,158

Net assets available for benefits	$3,565,211	$3,396,409

See accompanying notes.

EQUITABLE RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2002	2001	2000
Additions to net assets attributed to:
Contributions:
Employer	$87,798	$81,328	$71,620
Employee	772,176	720,741	694,040
Dividend income	64,858	70,138	76,976
Realized gain on sale of investments	179,968	185,812	245,665
Unrealized (depreciation) appreciation on investments	(52,098)	(343,732)	1,925,432

Total additions	1,052,702	714,287	3,013,733
Deductions to net assets attributed to:
Employee withdrawals	883,900	1,753,401	755,007

Total deductions	883,900	1,753,401	755,007

Net increase (decrease) in net assets available for benefits	168,802	(1,039,114)	2,258,726
Net assets available for benefits:
At beginning of year	3,396,409	4,435,523	2,176,797

At end of year	$3,565,211	$3,396,409	$4,435,523

See accompanying notes.

EQUITABLE RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.    Description of the Plan

        The following description of the Equitable Resources, Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

  General

        The Plan is an employee stock purchase plan implemented on October 1, 1995 by Equitable Resources, Inc. and subsidiaries (the Company or Companies). Employees of the Company may purchase shares of the Company's common stock at a 10 percent discount through payroll deductions. All nonrepresented employees of the Companies are eligible to participate in the Plan immediately upon employment. Represented employee eligibility is subject to collective bargaining.

        On April 19, 2001, the Board of Directors declared a two-for-one stock split payable on June 11, 2001 to shareholders of record on May 11, 2001. All amounts have been restated for the effect of the stock split.

  Contributions and Purchase of Stock

        Eligible employees can contribute from 1 to 10 percent of their annual base pay to the Plan on an after-tax basis. No interest will accrue or be payable with respect to any of the payroll deductions of a participant in the Plan. Contributions are initially deposited with Putnam Investments (Trustee) and are used to purchase shares of the Company's common stock in accordance with the provisions set forth in the plan agreement.

        The price of stock purchased for a participant is 90 percent of the closing price of the stock on the second business day after the close of each monthly period.

        The Company contributes the remaining 10 percent of the stock price and pays fees for the administration of the Plan and any commission charges associated with the purchase of the stock.

  Dividends on Stock

        Dividends on stock are automatically used to purchase additional shares for all participants. Participants may, however, make a written request to receive a cash distribution of dividend payments.

  Sale of Stock

        Participants are required to hold any shares purchased through the Plan for a minimum of one year. Participants may elect withdrawals, subject to the holding period restriction, of shares of stock or cash from the proceeds of sale of shares. Participants are responsible for all costs associated with the sale of stock from their individual accounts. The costs of shares sold are calculated using the "first-in, first-out" cost method.

  Termination of Employment

        Upon termination of the participant's employment for any reason, payroll deductions credited to the participant's account(s) which have not yet been used to purchase stock will be returned to the participant. The participant has the option of either selling the total number of shares in his/her account or receiving a certificate for his/her holdings. Terminated participants are not permitted to purchase shares through the Plan or continue to hold shares in the Plan.

  Plan Expenses

        Expenses associated with the administration of the Plan are paid by the Company. Participants are responsible for all charges and expenses incurred through the sale of their shares.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Investments

        The Equitable Resources, Inc. Common Stock is valued at market price as quoted on the New York Stock Exchange.

        Investments at December 31, 2002, 2001 and 2000 are comprised of Equitable Resources, Inc. Common Stock:

	Shares	Fair Value	Original Cost	Unrealized Appreciation
2002	98,918	$3,466,073	$1,765,773	$1,700,300
2001	97,895	3,334,548	1,582,150	1,752,398
2000	131,214	4,379,281	2,283,151	2,096,130

		Proceeds from Sales	Original Cost (FIFO)	Realized Gain

2002		$436,670	$256,702	$179,968
2001		330,983	145,171	185,812
2000		535,617	289,952	245,665

3.    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right to terminate or to amend the Plan at any time. Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of which the Company is not the surviving corporation, participants will be entitled to receive on the last day of the offering period the cash and/or securities determined to be owed as of the date of such transaction.

4.    Income Tax Status of Plan

        It is the intention of the Company to have the Plan qualify under Section 423 of the Internal Revenue Code (the Code). The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of that section of the Code. Participating employees are subject to state and federal income tax on income derived from the Plan.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN (Name of Plan)
	By	/s/ DAVID L. PORGES David L. Porges Executive Vice President and Chief Financial Officer

March 21, 2003

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EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN TABLE OF CONTENTS
REPORT OF INDEPENDENT AUDITORS
EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002
SIGNATURE